Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                January 10, 2013

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 994
          Guggenheim Inflation Defense & Dividend Portfolio, Series 10
            Guggenheim US High Dividend Strategy Portfolio, Series 7
         Guggenheim US SMID High Dividend Strategy Portfolio, Series 7
                       File Nos. 333-185062 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 994, filed on November 20, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Inflation Defense & Dividend Portfolio, Series 10, Guggenheim US High Dividend Strategy Portfolio, Series 7 and Guggenheim US SMID High Dividend Strategy Portfolio, Series 7 (individually, a "Trust"). This letter serves to respond to your comments.

PROSPECTUS

GUGGENHEIM INFLATION DEFENSE & DIVIDEND PORTFOLIO, SERIES 10

Investment Summary - Investment Objective

      1. Please provide a definition for total return.

      Response: The disclosure has been revised to read: "The Inflation Defense Trust seeks to provide total return that is comprised of current income and capital appreciation."

Investment Summary - Security Selection - Security Selection Rules

      2. The third bullet under "Initial Universe" indicates that small-cap securities may be included in the portfolio. Please include a small-cap securities risk.

      Response: Even though small-cap securities may be included in the portfolio, we include risks based upon the final portfolio. The prior series only included mid-cap securities and, therefore, the preliminary prospectus for this Trust only included mid-cap securities risk. If small-cap securities are selected for the portfolio of this Trust, we will add small-cap securities risk.

      3. The substitution process in the fourth bullet under "Selection" for odd number of securities is not clear. Please revise or add an example.

      Response: The following has been added to the end of that bullet: "For example, if five substitute securities are needed, the next two highest yielding securities will be selected from each of the Energy and Mining Sleeves and the next highest yielding security will be selected, whether it is from the Energy or Mining Sleeve."

GUGGENHEIM US HIGH DIVIDEND STRATEGY PORTFOLIO, SERIES 7

      4. Please apply the comments from Guggenheim Inflation Defense & Dividend Portfolio, Series 10, as applicable.

      Response: The disclosure as been revised as requested.

GUGGENHEIM US SMID HIGH DIVIDEND STRATEGY PORTFOLIO, SERIES 7

      5. Please apply the comments from Guggenheim Inflation Defense & Dividend Portfolio, Series 10, as applicable.

      Response: The disclosure as been revised as requested.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren